Exhibit 21.1

List of Subsidiaries of NeuBase Therapeutics, Inc.

1.	NeuBase Corporation (incorporated in Delaware)
2.	Ohr Opco, Inc. (incorporated in Delaware)
3.	Ohr Pharma, LLC (organized in Delaware)